DM

18007497

SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Meridian Blvd. Ste. 350
(No. and Street)

Franklin	TN	37067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Murphy 615.224.3816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

200 South 10th Street, Ste. 900	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin L. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA B. BYRD
TENNESSEE
NOTARY
PUBLIC
My Comm Exp.
March 2, 2021
COUNTY OF SUMNER COUNTY

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Brentwood Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC (the "Company") as of December 31, 2017, and the related statements of operations and members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Supplementary Information

The supplemental information included in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2018

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 277,392
Accounts receivable	40,308
Prepaid expenses	3,268
	320,968
PROPERTY AND EQUIPMENT	153,325
OTHER ASSETS	39,662
TOTAL ASSETS	$ 513,955

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 49,846
MEMBERS' EQUITY	464,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 513,955

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2017

REVENUE	$ 7,983,710
OPERATING EXPENSES	4,697,024
Operating Income	3,286,686
OTHER INCOME (DEDUCTIONS)	
Interest income	1,285
Interest expense	(2,538)
Bonuses	(2,890,295)
401k profit sharing and defined benefit pension plans	(452,453)
Other Deductions	(3,344,001)
NET LOSS	(57,315)
MEMBERS' EQUITY AT BEGINNING OF YEAR	288,424
Contributions from Members	383,000
Distributions to Members	(150,000)
MEMBERS' EQUITY AT END OF YEAR	$ 464,109

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (57,315)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	42,000
Changes in Assets and Liabilities:	
Accounts receivable	(1,607)
Other Assets	(10,000)
Accounts payable and accrued expenses	19,199
Total adjustments	49,592
Net cash used by operating activities	(7,723)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property and equipment	(22,319)
Net cash used by investing activities	(22,319)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	383,000
Distributions to members	(150,000)
Net cash provided by financing activities	233,000
NET INCREASE IN CASH	202,958
CASH - BEGINNING OF YEAR	74,434
CASH - END OF YEAR	$ 277,392

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2017, totaled $42,000.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company accounts for income taxes in accordance with FASB ASC 740 (formerly SFAS No. 109) Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The difference relates to the temporary difference in depreciation calculated for book and tax purposes as well as accrual to cash conversion. The components of the deferred tax asset and liability are classified as current and non-current based on their characteristics. Valuation

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

Allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2017, there were no material deferred tax assets or liabilities required to be reflected in these financial statements. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. For the year ended December 31, 2017, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. No interest or penalties have been accrued or charged to expense as of December 31, 2017 or for the year then ended. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2017.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Member's Compensation

Payments to partners for compensation and benefits are accounted for as partnership expenses rather than as an allocation of partnership net income.

Date of Management's Review

Management has evaluated all events through February 23, 2018, which is the date the financial statements were issued, and determined that there are no subsequent events that require disclosure.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2017, is as follows:

Office Equipment	$ 202,479
Furniture and fixtures	305,272
	507,751
Accumulated depreciation	(354,426)
	$ 153,325

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion. There were no Company contributions to the 401(k) plan in 2017.

Defined Benefit Plan
The Company maintains a cash balance pension plan for eligible employees. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2017, there are twenty-nine participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 3.0% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2017, the Plan's benefit obligation amounted to $2,070,959 and the fair value of Plan Assets approximated $2,369,549. As such the estimated actual value of Plan assets is equal to 114.42% of the Plan's actuarial estimated present value of accrued benefits. The company contributed $193,705 to the Plan for the year ended December 31, 2017. The Company plans to contribute funds to the Plan in 2018 an amount approximate to the amount contributed in 2017.

NOTE 5 - LEASE COMMITMENTS

The Company has lease agreements for office space and office equipment under operating leases. Rent expense under these leases amounted to $409,054 in 2017. A summary of future minimum payments under these leases as of December 31, 2017 is as follows:

Year Ending,	Amount
2018	391,805
2019	395,675
2020	400,462
2021	407,367
2022	414,396
Thereafter	279,628
	$ 2,289,333

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2017, the Company had net capital of $227,546 which was $222,546 in excess of its required net capital of $5,000.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Partners (BEP)	Special limited partner of BCP. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.
PEP-hyperWallet, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-hyperWallet, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2017, the Company received $725,000 in investment advisory services per the agreements with BCP, BCP II, and BEM, noted above.

NOTE 8 –SECURITES INVESTOR PROTECTION CORPORATION

As a registered broker-dealer, the Company is a member of the Securities Investor Protection Corporation. Revenue in the Statement of Operations includes $160,217 of expenses reimbursed by clients which are not subject to the annual SIPC assessment.

NOTE 9 – COMMITTMENT

The Company has entered into a 3-year contract with the Nashville Predators for season tickets and rink dasher board marketing. The cost to the Company will be $81,944 for 2018.

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2017

Salaries and benefits	$ 2,865,378
Advertising and development	636,730
Office rent	409,054
Insurance	299,933
Contributions	116,585
Repairs and maintenance	67,488
Office expenses	75,805
Professional fees	66,781
Depreciation	42,000
Dues and subscriptions	31,055
Database development	29,269
Other taxes	22,746
Telephone	18,638
Bad debt	15,562
	$ 4,697,024

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2017

Total members' equity	$ 464,109
Less non-allowable assets and haircuts:	
Property and equipment, net	153,325
Other Assets	39,662
Accounts receivable	40,308
Prepaid expenses	3,268
Total non-allowable assets and haircuts	236,563
Net capital	227,546
Net capital required	5,000
Excess net capital	$ 222,546
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2017)	
Excess as reported in Company's Part II FOCUS report	$ 222,546

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2017

Not Applicable

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Brentwood Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brentwood Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2018

BRENTWOOD
CAPITAL
ADVISORS

The best deal. Done.

Brentwood Capital Advisors, LLC's Exemption Report Rule 15c3-3

Brentwood Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*. The Company met the identified exemption provisions throughout the year ended December 31, 2017.

Kevin L. Murphy

Managing Partner

Brentwood Capital Advisors LLC
5000 Meridian Blvd., Suite 350
Franklin, Tennessee 37067
phone 615.244.3830 fax 615.224.3831

BCA

BRENTWOOD
CAPITAL
ADVISORS

Supplemental Information
December 31, 2017

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053681 FINRA DEC
Brentwood Capital Advisors LLC
5000 Meridian Blvd. Ste. 350
Franklin, TN 37067

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $11562

B. Less payment made with SIPC-6 filed (exclude interest) (4478)
7/28/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7084

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $7084

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $7084

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brentwood Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of February, 2018.

Office Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $7823493

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 115585

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 115585

2d. SIPC Net Operating Revenues $7707908

2e. General Assessment @ .0015 Rate effective 1/1/2017 $11562

(to page 1, line 2.A.)

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Audited Financial Statements
December 31, 2017